UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 404th MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 06TH, 2020

1.         DATE, TIME AND PLACE: At 12:40 p.m., on March, 06th, 2020 at the headquarters of the Company, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws. Also attending the Meeting for items (i) and (ii), were Mr. Ricardo Florence of the Fiscal Council, Mr. Antonio Fabio and Mr. Marcio Santos, both of KPMG Independent Auditors, and the CFO of the Company, Mr. YueHui Pan.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTER DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To analyze, together with the Fiscal Council Members, the Management Report, the Financial Statements, both individual and consolidated, of the Company and the respective explanatory notes, regarding the fiscal year ended on December 31st, 2019, accompanied by the Independent Auditors’ Report, issued by KPMG and with the favorable opinion from the Fiscal Council, as well as the proposal for the net income allocation according to the results for the abovementioned fiscal year, declaring their agreeance to submit the documents to the approval of the Shareholders’ Annual General Meeting, in terms of the Board of Executive Officers’ Resolution NO. 2020049-E,  as described below: (a) to approve the Financial Statements for the fiscal year 2019, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Auditores Independentes, recording net income for the fiscal year of R$ 2,702,671,059.96 (two billion, seven hundred and two million, six hundred and seventy-one thousand, fifty-nine reais and ninety-six cents), plus the following amounts: (a.i) R$ 25,671,837.31 (twenty-five million, six hundred and seventy-one thousand, eight hundred and thirty-seven reais and thirty-one cents) related to the reversal of comprehensive income; (a.ii) R$ 765,169.30 (seven hundred and sixty-five thousand, one hundred and sixty-nine reais and thirty cents) related to the dividends time-barred in favor of the Company during the fiscal year 2019, resulting in the final net income amount for allocation of R$ 2,729,108,066.57 (two billion, seven hundred and twenty-nine million, one hundred and eight thousand, sixty-six reais and fifty-seven cents); (b) to approve the allocation of 5% (five per cent) of the net income to the legal reserve in the amount of R$ 135,133,553.00 (one hundred and thirty-five million, one hundred and thirty-three thousand, five hundred and fifty-three reais); (c) to approve the declaration of minimum mandatory dividends amounting to R$ 641,884,376.74 (six hundred and forty-one million, eight hundred and eighty-four thousand, three hundred and seventy-six reais and seventy-four cents), corresponding to R$ 0.557068261 per common share, to be paid according to the definition of the Company’s Management in the fiscal year of 2020, according to resources’ availability, pursuant to Paragraph 3, article 205 of Federal Law 6,404/76; (d) to approve the declaration of additional dividends amounting to R$ 1,433,295,234.12 (one billion, four hundred and thirty-three million, two hundred and ninety-five thousand, two hundred and thirty-four reais and twelve cents), corresponding to R$ 1.243905152 per common share, pursuant to the minimum amount established in CPFL Energia’s Dividends Policy, to be paid according to the definition of the Company’s Management in the fiscal year of 2020, according to resources’ availability, pursuant to Paragraph 3, article 205 of Federal Law 6,404/76; and (e) to approve the allocation of R$ 518,794,902.71 (five hundred and eighteen million, seven hundred and ninety-four thousand, nine hundred and two reais and seventy-one cents) to the Statutory Reserve - Working Capital Reinforcement.

(ii) To  take cognizance, in terms of the Board of Executive Officers’ Resolutions NO. 2020047-E, 2020048-EP, 2020049-E and 2020050-E, of its subsidiaries’ Financial Statements of the fiscal year ended on December 31st 2019, and to recommend the favorable vote to the Shareholders’ and Partners’ Meeting of its subsidiaries for approval of such Individual and/or Consolidated, as applicable, Financial Statements and related documents, for the subsidiaries listed below, as well as the destination of the fiscal year 2019’s results, according to  the documents filed in the Company’s headquarter: Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), RGE Sul Distribuidora de Energia S.A. (“RGE”), Companhia Jaguari de Energia (“CPFL Santa Cruz”), CPFL Atende Centro de Contratos e Atendimentos LTDA (“CPFL Atende”), CPFL Brasil Varejista de Energia Ltda. (“CPFL Brasil Varejista”), CPFL Centrais Geradoras LTDA (“CPFL Centrais Geradoras”), CPFL Comercialização de Energia Cone Sul Ltda. (“CPFL Cone Sul”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Eficiência Energética Ltda. (“CPFL Eficiência”), CPFL Geração de Energia S.A. (“CPFL Geração”), Clion Assessoria e Comercialização de Energia Elétrica LTDA (“CPFL Meridional”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Telecomunicações Ltda. (“CPFL Telecom”), CPFL Geração Distribuída de Energia Ltda. (“CPFL GD”), CPFL Jaguari de Geração de Energia LTDA. (“Jaguari de Geração”), Nect Serviços Administrativos de Infraestrutura LTDA (‘’CPFL Infra’’), Nect Serviços Administrativos de Recursos Humanos LTDA. (“CPFL Pessoas”), Nect Serviços Administrativos Financeiros LTDA. (“CPFL Finanças”), Nect Serviços Administrativos e Suprimentos e Logística LTDA. (“CPFL Supre”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Planalto LTDA. (“CPFL Planalto”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), TI Nect Serviços de Informática LTDA. (“TI Nect”), CPFL Total Serviços Administrativos LTDA. (“CPFL Total”), CPFL Transmissão de Energia Morro Agudo Ltda. (“CPFL Morro Agudo”), CPFL Transmissão de Energia Piracicaba Ltda. (“CPFL Piracicaba”), CPFL Transmissão de Energia Maracanaú Ltda. (“CPFL Maracanaú”), CPFL Transmissão de Energia Sul I Ltda. (“CPFL Sul I”), CPFL Transmissão de Energia Sul II Ltda., (“CPFL Sul II”), Companhia Energética Rio das Antas ("CERAN"):, Energética Barra Grande S.A. ("BAESA"), Campos Novos Energia S.A. (ENERCAN), Chapecoense Geração S.A. ("CHAPECOENSE"), Centrais Elétricas da Paraíba S.A. ("EPASA"), CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and the  Companies controlled directly e indirectly by CPFL Energias Renováveis S.A. (“CPFL Renováveis”), for approval of its Individual and/or Consolidated Financial Statements of the fiscal year ended on December 31st 2019, essentially according to the CPFL Renováveis’ Financial Statements.

(iii) To recommend the favorable vote, in the terms of Board of Executive Officers’ Resolution NO. 2020049-E, to its representatives at their respective deliberative bodies of its subsidiaries, mentioned below, for  approval of the declaration of dividends from the Earnings Reserves accounts, in the following amounts: (i) R$ 552,302,793.37 (five hundred fifty two million three hundred two thousand seven hundred ninety three reais and thirty seven cents) for CPFL Paulista, being R$ 109,658,000.00 (one hundred nine million six hundred fifty eight thousand reais) from the Retained Earnings Reserve for Investment; and R$ 442,644,793.37 (four hundred forty two million six hundred forty four thousand seven hundred ninety three reais and thirty seven cents) from the Statutory Reserve - Working Capital Reinforcement, corresponding to R$ 0.627151414 per common share, to be paid according to the definition of CPFL Paulista’s Management in the fiscal year of 2020, according to resources’ availability, pursuant to Paragraph 3, article 205 of Federal Law 6,404/76; (ii) R$ 356,496,166.87 (three hundred fifty six million four hundred ninety six thousand one hundred sixty six reais and eighty seven cents) for CPFL Piratininga from the Statutory Reserve - Working Capital Reinforcement, corresponding to R$ 0.006714084 per common share, to be paid according to the definition of CPFL Piratininga’s Management in the fiscal year of 2020, according to resources’ availability, pursuant to Paragraph 3, article 205 of Federal Law 6,404/76; and (iii) R$ 508,724,215.54 (five hundred eight million seven hundred twenty four thousand two hundred fifteen reais and fifty four cents) for RGE, being R$ 46,890,000.00 (forty six million eight hundred ninety thousand reais and no cents) from the Retained Earnings Reserve for Investment; R$ 450,355,004.66 (four hundred fifty million three hundred fifty five thousand four reais and sixty six cents) from the Earnings Reserves for Working Capital Reinforcement; and R$ 11,479,210.88 (eleven million four hundred seventy nine thousand two hundred ten reais and eighty eight cents) from the Special Reserve – Dividends not paid, corresponding to R$ 452.027733065 per common share, to be paid according to the definition of RGE’s Management in the fiscal year of 2020, according to resources’ availability, pursuant to Paragraph 3, article 205 of Federal Law 6,404/76.

(iv) To recommend the favorable vote, in the terms of Board of Executive Officers’ Resolution NO. 2020049-E, at their respective deliberative bodies of its subsidiaries for approval of the capital increase by the payment of part of the balance of Capital Reserves, that relates to the amortization of the tax benefit for the intangible assets raised from the merger of subsidiaries, according to the fiscal year 2019, in the amounts below: (i) R$ 17,474,893.47 (seventeen million, four hundred and seventy-four thousand, eight hundred and ninety-three reais and forty-seven cents) for CPFL Paulista, without the issuance of new shares; (ii) R$ 4,588,208.04 (four million, five hundred and eighty-eight thousand, two hundred and eight reais and four cents) for CPFL Piratininga, without the issuance of new shares; and (iii) R$ 10,856,915.87 (ten million, eight hundred and fifty-six thousand, nine hundred and fifteen reais and eighty-seven cents) for RGE, without the issuance of new shares,  pursuant to Paragraph 1, article 169 of Federal  Law 6.404/76.

(v) To recommend the favorable vote, in the terms of Board of Executive Officers’ Resolution NO. 2020049-E, to its representatives at their respective deliberative bodies of its subsidiaries for approval of the total or partial absorption of the accumulated losses, as of December 31st, 2019, by performing a capital reduction in the subsidiaries, in the amounts below: (i) R$ 107,668.67 (one hundred and seven thousand, six hundred and sixty-eight reais and sixty-seven cents) for CPFL Centrais Geradoras, with cancelation of 107,668 (one hundred and seven thousand, six hundred and sixty-eight) quotas held by the partner, CPFL Energia, in the nominal value of R$ 1.00 (one real

) each; (ii) R$ 88,441.66 (eighty-eight thousand, four hundred and forty-one reais and sixty-six cents) for CPFL Meridional, with cancelation of 88,442 (eighty-eight thousand, four hundred and forty-two) quotas held by the partner, CPFL Brasil, in the nominal value of R$ 1.00 (one real) each; (iii) R$ 98,270.08 (ninety-eight thousand, two hundred and seventy reais and eight cents) for CPFL Cone Sul, with cancelation of 98,270 (ninety-eight thousand, two hundred and seventy) quotas held by the partner, CPFL Brasil, in the nominal value of R$ 1.00 (one real) each; and (iv) R$ 1,751,783.34 (one million, seven hundred and fifty-one thousand, seven hundred and eighty-three reais and thirty-four cents) for CPFL Brasil Varejista, with cancelation of 1,751,784 (one million, seven hundred and fifty-one thousand, seven hundred and eighty-four) quotas held by the partner, CPFL Brasil, in the nominal value of R$ 1.00 (one real) each.

(vi) To recommend the favorable vote, in the terms of Board of Executive Officers’ Resolutions NO. 2020049-E and 2020050-E, to its representatives at their respective deliberative bodies of its subsidiaries for approval of changes in the Bylaws of the subsidiaries listed below, to reflect the capital increases and reductions proposed above, as well to allow the subsidiaries to form earnings reserves – working capital reinforcement, as follows:

(i) The Clause Four of the Bylaws of CPFL Centrais Geradoras shall become effective with the following wording: “Clause Four - The subscribed and fully paid-up capital in national currency is R$ 16,019,975.00 (sixteen million, nineteen thousand, nine hundred and seventy-five reais) divided into 16,019,975 (sixteen million, nineteen thousand, nine hundred and seventy-five) quotas in the amount of R$ 1.00 (one real) each, distributed among the members as follows: (a) CPFL Energia S.A. holds 16,019,974 (sixteen million, nineteen thousand, nine hundred and seventy-four) quotas, with a nominal value of R$ 1.00, corresponding to R$ 16,019,974.00 (sixteen million, nineteen thousand, nine hundred and seventy-four reais), and (b) CPFL Geração de Energia S.A. holds 1 (one) quota with a nominal value of R$ 1.00 (one real) per quota, corresponding to R$ 1.00

(one real)”.

(ii) The Clause Four of the Bylaws of CPFL Meridional shall become effective with the following wording: “Clause Four - The subscribed and fully paid-up capital in national currency is R$ 281,099.00 (two hundred and eighty-one thousand, ninety-nine reais) divided into 281,099 (two hundred and eighty-one thousand, ninety-nine) quotas with the nominal value of R$ 1.00 (one real) each quota, distributed among the members as follows: (a) CPFL Comercialização Brasil S.A. holds 281,098 (two hundred and eighty-one thousand, ninety-eight) quotas, with a nominal value of R$ 1.00 per quota, corresponding to R$ 281,098.00 (two hundred and eighty-one thousand, ninety-eight reais), and (b) CPFL Energia S.A. holds 1 (one) quota with a nominal value of R$ 1.00 (one real) per quota, corresponding to R$ 1.00 (one real)”.

(iii) The Clause Four of the Bylaws of CPFL Cone Sul shall become effective with the following wording: “Clause Four - The subscribed and fully paid-up capital in national currency is R$ 169,408.00 (one hundred and sixty-nine thousand, four hundred and eight reais) divided into 169,408 (one hundred and sixty-nine thousand, four hundred and eight) quotas with a nominal value of R$ 1.00 (one real) per quota, as follows: CPFL Comercialização Brasil S.A. holds 169,408 (one hundred and sixty-nine thousand, four hundred and eight) quotas, with a nominal value of R$ 1.00 (one real), corresponding to R$ 169,408.00 (one hundred and sixty-nine thousand, four hundred and eight reais).

(iv) The Clause Four of the Bylaws of CPFL Brasil Varejista shall become effective with the following wording: “Clause Four - The subscribed and fully paid-up capital in national currency is R$ 3,565,216.00 (three million, five hundred and sixty-five thousand, two hundred and sixteen reais) divided into 3,565,216 (three million, five hundred and sixty-five thousand, two hundred and sixteen) quotas with a nominal value of R$ 1.00 (one real) per quota, distributed among the members as follows: (a) CPFL Comercialização Brasil S.A. holds 3,565,215 (three million, five hundred and sixty-five thousand, two hundred and fifteen) quotas, with a nominal value of R$ 1.00 (one real) per quota, corresponding to R$ 3,565,215.00 (three million, five hundred and sixty-five thousand, two hundred and fifteen reais), and (b) CPFL Energia S.A. holds 1 (one) quota with a nominal value of R$ 1.00 (one real) per quota, corresponding to R$ 1.00 (one real)”.

(v) The Article 5 of the Bylaws of CPFL Paulista shall become effective with the following wording: “Article 5th. The subscribed and paid-in capital is R$ 1,325,847,661.39 (one billion, three hundred and twenty-five million, eight hundred and forty-seven thousand, six hundred and sixty-one reais and thirty-nine cents), divided into 880,653,031 (eight hundred and eighty million, six hundred and fifty-three thousand, thirty one) book-entry common shares with no par value”.

(vi) The Article 5 of the Bylaws of CPFL Piratininga shall become effective with the following wording: “Article 5th. The subscribed and paid-in capital is R$ 253,908,785.87 (two hundred and fifty-three million, nine hundred and eight thousand, seven hundred and eighty-five reais and eighty-seven cents), divided into 53,096,770,180 (fifty-three billion, ninety-six million, seven hundred and seventy thousand, one hundred and eighty) book-entry common shares with no par value”.

(vii) The Article 5 of the Bylaws of RGE shall become effective with the following wording: “Article 5th. The subscribed and paid-in capital is R$ 2,820,677,252.70 (two billion, eight hundred and twenty million, six hundred and seventy-seven thousand, two hundred and fifty-two reais and seventy cents), divided into 1,125,427 (one million, one hundred and twenty-five thousand, four hundred and twenty-seven) book-entry common shares with no par value”.

(viii) The Clause Thirteen of the Bylaws of TI Nect shall become effective with the following wording: “Clause Thirteen - The fiscal year shall end on December 31st of each year, when the management will account for their administration and when the balance sheet, the statements of profit or loss and the company’s assets inventory shall be prepared. Paragraph one – The net income of the fiscal year, subject to the Partners’ resolution, may be allocated as follows: a) 5% (five per cent) as an addition to the Contractual Reserve, until it reaches the limit of 20% (twenty per cent) of the total issued capital; b) part of the net income of the fiscal year, except as otherwise resolved by the Partners, may be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital ; and c) the remaining amount of net income shall be distributed between the Partners in the corresponding proportion of quotas they hold, except as otherwise resolved by Partners representing at least ¾ (three quarters) of the total issued capital. Paragraph two – The Partners may declare interim dividends from the profit calculated on the half-year balance sheets or for periods larger  than 6 (six) months, provided the balance will be previously approved. The interim dividends may also be declared from the accumulated profits balance or from the earnings reserves accrued in the financial statements approved by the Partners’ Meeting. Paragraph three - The Partners may declare interim dividends from the accumulated profits balances for periods shorter than 6 (six) months, without the previous approval of the related balance sheets in a Partners’ Meeting, as long as there is capital reserve balance and the total dividends paid in each semester of fiscal year do not exceed the amount of mentioned reserve.”

(ix)The Article 16 of the Articles of Association of CPFL SUL CENTRAIS ELÉTRICA LTDA. shall become effective with the following wording: “Article 16 - The fiscal year shall end on December 31st of each year, when the management will account for their administration and when the balance sheet, the statements of profit or loss and the company’s assets inventory shall be prepared. Paragraph 1 – The net income of the fiscal year, subject to the Partners’ resolution, may be allocated as follows: a) 5% (five per cent) as an addition to the Contractual Reserve, until it reaches the limit of 20%

(twenty per cent) of the total issued capital; b) part of the net income of the fiscal year, except as otherwise resolved by the Partners, may be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and c) the remaining amount of net income shall be distributed between the Partners in the corresponding proportion of quotas they hold, except as otherwise resolved by Partners representing at least ¾ (three quarters) of the total issued capital. Paragraph 2 – The Partners may declare interim dividends from the profit calculated on the half-year balance sheets or for periods larger than 6 (six) months, provided the balance will be previously approved. The interim dividends may also be declared from the accumulated profits balance or from the earnings reserves accrued in the financial statements approved by the Partners’ Meeting. Paragraph 3 - The Partners may declare interim dividends from the accumulated profits balances for periods shorter than 6 (six) months, without the previous approval of the related balance sheets in a Partners’ Meeting, as long as there is capital reserve balance and the total dividends paid in each semester of fiscal year do not exceed the amount of mentioned reserve.”

(ix) The Article 16 of the Article of Association of CPFL Bio Ester LTDA. shall become effective with the following wording: “Article 16 - The fiscal year shall end on December 31st of each year, when the management will account for their administration and when the balance sheet, the statements of profit or loss and the company’s assets inventory shall be prepared. Paragraph 1 – The net income of the fiscal year, subject to the Partners’ resolution, may be allocated as follows: a) 5% (five per cent) as an addition to the Contractual Reserve, until it reaches the limit of 20% (twenty per cent) of the total issued capital; b) part of the net income of the fiscal year, except as otherwise resolved by the Partners, may be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and c) the remaining amount of net income shall be distributed between the Partners in the corresponding proportion of quotas they hold, except as otherwise resolved by Partners representing at least ¾ (three quarters) of the total issued capital. Paragraph 2 – The Partners may declare interim dividends from the profit calculated on the half-year balance sheets or for periods larger than 6 (six) months, provided the balance will be previously approved. The interim dividends may also be declared from the accumulated profits balance or from the earnings reserves accrued in the financial statements approved by the Partners’ Meeting. Paragraph 3 - The Partners may declare interim dividends from the accumulated profits balances for periods shorter than 6 (six) months, without the previous approval of the related balance sheets in a Partners’ Meeting, as long as there is capital reserve balance and the total dividends paid in each semester of fiscal year do not exceed the amount of mentioned reserve”.

(x) The Article 21 of the Bylaws of SPE Bio Alvorada S.A. shall become effective with the following wording: “Article 21 - The fiscal year shall end on December 31st of each year, when the management will account for their administration and when the balance sheet, the statements of profit or loss and the company’s assets inventory shall be prepared.

Paragraph 1 – The net income of the fiscal year, subject to the Partners’ resolution, may be allocated as follows: a) 5% (five per cent) as an addition to the Contractual Reserve, until it reaches the limit of 20% (twenty per cent) of the total issued capital; b) part of the net income of the fiscal year, except as otherwise resolved by the Partners, may be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and c) the remaining amount of net income shall be distributed between the Partners in the corresponding proportion of quotas they hold, except as otherwise resolved by Partners representing at least ¾ (three quarters) of the total issued capital. Paragraph 2 – The Partners may declare interim dividends from the profit calculated on the half-year balance sheets or for periods larger than 6 (six) months, provided the balance will be previously approved. The interim dividends may also be declared from the accumulated profits balance or from the earnings reserves accrued in the financial statements approved by the Partners’ Meeting. Paragraph 3 - The Partners may declare interim dividends from the accumulated profits balances for periods shorter than 6 (six) months, without the previous approval of the related balance sheets in a Partners’ Meeting, as long as there is capital reserve balance and the total dividends paid in each semester of fiscal year do not exceed the amount of mentioned reserve”.

(xi)The Article 21 of the Bylaws of SPE Bio Coopcana S.A. shall become effective with the following wording: “Article 21 - The fiscal year shall end on December 31st of each year, when the management will account for their administration and when the balance sheet, the statements of profit or loss and the company’s assets inventory shall be prepared. Paragraph 1 – The net income of the fiscal year, subject to the Partners’ resolution, may be allocated as follows: a) 5% (five per cent) as an addition to the Contractual Reserve, until it reaches the limit of 20% (twenty per cent) of the total issued capital; b) part of the net income of the fiscal year, except as otherwise resolved by the Partners, may be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and c) the remaining amount of net income shall be distributed between the Partners in the corresponding proportion of quotas they hold, except as otherwise resolved by Partners representing at least ¾ (three quarters) of the total issued capital. Paragraph 2 – The Partners may declare interim dividends from the profit calculated on the half-year balance sheets or for periods larger than 6 (six) months, provided the balance will be previously approved. The interim dividends may also be declared from the accumulated profits balance or from the earnings reserves accrued in the financial statements approved by the Partners’ Meeting. Paragraph 3 - The Partners may declare interim dividends from the accumulated profits balances for periods shorter than 6 (six) months, without the previous approval of the related balance sheets in a Partners’ Meeting, as long as there is capital reserve balance and the total dividends paid in each semester of fiscal year do not exceed the amount of mentioned reserve”.

(vii) To approve Instituto CPFL’s 2020 Annual Plan, in accordance with the proposal presented by Instituto CPFL’s Superintendent, which shall be filed at the Company’s headquarters.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, March 06th, 2020.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.